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06009706

SECURIT.   ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER |
| 8- 33556 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __April 1, 2005__ AND ENDING __March 31, 2006__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Direct Access Brokerage Services, Inc.

| OFFICIAL USE ONLY |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 South LaSalle Street, Suite 924
(No. and Street)

| Chicago | Illinois | 60603 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradford Dooley   312-939-0477
                                                         (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RF Rifkin, Ltd.   Certified Public Accountants
(Name — if individual, state last, first, middle name)

| 125 South Wacker Drive, Suite 1500 | Chicago, Illinois | 60606 |
| (Address) | (City) | (State) | Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __William F. Lewke__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Direct Access Brokerage Services, Inc.__ _____, as of __March 31__ _____, __2006__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__
Title

_____
Notary Public

```
OFFICIAL SEAL
SUE E. PASQUALE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-12-2008
```

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



R F RIFKIN LTD
CERTIFIED PUBLIC ACCOUNTANTS

DIRECT ACCESS BROKERAGE SERVICES, INC.

Financial Statements and Schedule

March 31, 2006

(With Auditors' Report Thereon)

125 S WACKER DRIVE   SUITE 1500 CHICAGO, IL 60606 (312) 527-5200   FAX (312) 341-0155 Email: info@rifkinltd.com



The Sole Shareholder
Direct Access Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Direct Access Brokerage Services, Inc. as of March 31, 2006, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present in all material respects, the financial position of Direct Access Brokerage Services, Inc. as of March 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule-A is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R.F. Rifkin Ltd.
Certified Public Accountants
Chicago, Illinois
May 25, 2006

DIRECT ACCESS BROKERAGE SERVICES, INC

Statement of Financial Condition

March 31, 2006

Assets

Cash	$	1,254,697
Deposit with clearing organizations		220,000
Receivable from customers		69,750
Other receivables from customers		27,250
Receivable - others (net of allowance for doubtful accounts)		5,600
Securities owned		
Marketable at market value		1
Not readily marketable, at estimated fair value		2,194
Furniture and equipment, at cost, less		
accumulated depreciation of $628,619		30,953
Prepaid expenses		2,908
Other assets		9,219
	$	1,622,572

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	44,639
	44,639
Commitments and contingent liabilities	-
Loan payable to stockholder, subordinated to the claims of general creditors	1,500,000
Stockholder's equity	
Common stock, $1 par value, authorized	
issued and outstanding - 5000 shares	5,000
Retained earnings	72,933
	$ 1,622,572

The accompanying notes are an
integral part of these financial statements

3

DIRECT ACCESS BROKERAGE SERVICES, INC

Statement of Income

Year ended March 31, 2006

Revenue		
Floor brokerage and trading income	$	781,659
Interest and dividends		38,029
Total revenue		819,688
Expenses		
Employee compensation and payroll taxes		261,677
Commissions		95,514
Floor brokerage, exchange and clearance fees		128,626
Interest expense		30,000
Quotation services & communications		47,035
Occupancy		44,670
Bad debt expense		30,779
Other expenses		132,433
Total expenses before taxes		770,734
Income before income taxes		48,954
Income taxes		-
Net income	$	48,954

The accompanying notes are an
integral part of these financial statements

DIRECT ACCESS BROKERAGE SERVICES, INC

Statement of Changes in Stockholder's Equity

Year ended March 31, 2006

	Common stock	Retained earnings	Total stock-holder's equity
Balance at March 31, 2005	$5,000	$23,979	$28,979
Net Income		48,954	48,954
Balance at March 31, 2006	$5,000	$72,933	$77,933

Statement of Changes in Liabilities Subordinated to Claims of Creditors

Year ended March 31, 2006

Balance at March 31, 2005	$ 1,500,000
Additions during year	-
Balance at March 31, 2006	$ 1,500,000

The accompanying notes are an
integral part of these financial statements

DIRECT ACCESS BROKERAGE SERVICES, INC

Statement of Cash Flows

Year ended March 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$	48,954
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		18,525
(Increase) decrease in operating assets:		
Deposit with clearing corporation		9,862.
Receivable from customers		38,007
Other receivables from customers		(27,250)
Receivable - others (net of allowance for doubtful accounts)		29,679
Prepaid expenses		774
Other assets		3,822
(Decrease) increase in operating liabilities:		
Accounts payable and accrued expenses		(42,085)
Net cash provided by operating activities		80,288
CASH FLOWS FROM INVESTING ACTIVITIES:		
Securities owned - not readily marketable		(2,194)
Net cash used by investing activities		(2,194)
Net increase in cash		78,094
Cash at beginning of year		1,176,603
Cash at end of year	$	1,254,697
Supplemental cash flows disclosures:		
Interest payments	$	30,000

The accompanying notes are an
integral part of these financial statements

6

DIRECT ACCESS BROKERAGE SERVICES, INC.

Notes to Financial Statements

March 31, 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business activity

Direct Access Brokerage Services, Inc. (the Company) is registered as a broker-dealer under the Securities and Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis

Property and equipment

Property and equipment are carried at cost. Depreciation of property and equipment is computed using the accelerated cost recovery method and the modified accelerated cost recovery system for both reporting and federal income tax purposes. Depreciation is based on the estimated useful lives of the related assets.

Income taxes

For financial reporting, the Company recognizes certain items of income and expenses in periods different from the periods in which they report those items for income tax purposes. The amount of current refundable taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course business.

7

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

NOTE B - RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers, and effectuates all financial transactions between the Company and its customer through a bank account designated as "Special Account for the Exclusive benefit of Customers".

Effective February 6, 2003, the Company was granted permission by the NASD to act as a clearing broker.

There were no material differences between the reserve requirement computation filed previously by the Company and Schedule B.

NOTE C - CASH

A certificate of deposit totaling $870,596 is included in cash in the accompanying financial statements. The certificate bears interest at 4.47% and matures on May 17, 2006. Any penalties for early withdrawal would not have a material effect on the financial statements.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are summarized by major classifications as follows:

Computer equipment	$ 597,714
Furniture & fixtures	38,840
Leasehold improvements	23,018
	659,572
Less accumulated depreciation	628,619
	$ 30,953

Depreciation for financial reporting purposes and for federal income tax purposes amounted to $18,526 in 2006.

NOTE E - BANK LINE-OF-CREDIT

The company has a bank line-of-credit of $1,000,000. Outstanding balances bear interest at a fluctuating rate based on one-percent over prime (average rate of 8.75-percent at March 31, 2006). The line-of-credit is collateralized by marketable securities, guaranteed by the sole shareholder, and payable on demand. At March 31, 2006, there was no outstanding balance.

NOTE F - LEASING ARRANGEMENTS

The company conducts its operations from facilities that are leased monthly under an agreement that commenced April 1, 2003.

NOTE G - INCOME TAXES

The Company has a loss carryforward totaling approximately $88,000 that may be offset against future taxable income. If not used, the carryforward will expire in 2022.

9

NOTE H - SUBORDINATED LOANS PAYABLE TO STOCKHOLDER

The loan payable to stockholder at March 31, 2006 is subordinated to the claims of general creditors and consists of the following:

Loan payable at December 13, 2008
plus interest at 2% $1,500,000
                                                       ========

Interest expense paid to the stockholder during the year amounted to $30,000.

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Under the terms of the current loan agreement, all subordinated loans payable to stockholder which were outstanding at the effective date of the current loan, were simultaneously prepaid.

NOTE I - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company operates as a broker-dealer. In the normal course of trading activities, the Company acquires long positions in securities as well as obligations when securities are sold short.

While the potential loss on a long security position is limited to the amount paid, the potential loss on a security sold short is unlimited, as the market value increases, the obligation increases.

Security positions are monitored daily to limit adverse market risk. Additionally, securities positions are required to be carried at the market value in computing the Company's net capital.

NOTE J - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE K - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital may fluctuate on a daily basis. At March 31, 2006, the Company had net capital of $1,499,802, which was $1,249,802 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 2.98%.

The Company is also subject to the capital requirements of various clearing organizations and is in compliance with their minimum capital requirements.

DIRECT ACCESS BROKERAGE SERVICES, INC

Computation of Net Capital Under Rule 15c3-1

March 31, 2006

Computation of net capital:
Stockholder's equity	$	77,933

Add:
Liabilities subordinated to claims of general creditors	1,500,000

Deduct:
Nonallowable assets	(78,131)

Net capital		1,499,802
Minimum net capital requirement		250,000
Net capital in excess of requirement	$	1,249,802
Aggregate indebtedness	$	44,639
Percentage of aggregate indebtedness to net capital		2.98%

Reconciliation with Company's Computation
(included in Part II of Form X-17A-5)
as of March 31, 2006

Net capital as previously reported	$	1,499,802
Net audit adjustments		0
Net capital as above	$	1,499,802

See accompanying auditors' report

DIRECT ACCESS BROKERAGE SERVICES, INC
Computation for Determination of Reserve Requirements Under Rule 15c3-3
March 31, 2006

Credit balances   -
Debit balances   -
  Excess of debits over credits   -

Required deposit   -

Reconciliation with Company's Computation
(included in Part II of Form X-17A-5)
as of March 31, 2006

Excess reported in Part II of Form X-17A-5 $ -
Net audit adjustments   -

Excess per above computation $ -

Information for Possession or Control Requirements Under Rule 15c3-3
March 31, 2006

Customers' fully paid securities and excess
margin securities not in the respondent's
possession or control as of March 31, 2006
(for which instructions to reduce to
possession or control had been issued as of
March 31, 2006) but for which the required
action was not taken by respondent within
the time frames specified under Rule 15c3-
3. Notes A and B $ -

Customers' fully paid securities and excess
margin securities for which instructions to
reduce to possession or control had not
been issued as of March 31, 2006,
excluding items arising from "temporary lags
which result from normal business
operations" as permitted under Rule 15c3-3.
Notes B, C and D $ -

See accompanying auditors' report



The Sole Shareholder
Direct Access Brokerage Services, Inc.

In planning and performing our audit of the financial statements of Direct Access Brokerage Services, Inc. for the year ended March 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Direct Access Brokerage Services, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

R.F. Rifkin, Ltd.
Certified Public Accountants
Chicago, Illinois
May 25, 2006